FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 4, 2015

Ger. Gen N° 27/2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O'Higgins 1449

Santiago, Chile

REF: 2015  Ordinary Shareholders’ Meeting

Dear Sir:

In accordance with article 63 under Chilean Companies Act  Law N° 18,046 (the Chilean Companies Act), I hereby inform you that the Board of Directors of Enersis S.A. (the “Company”), according to the company’s bylaws, has agreed to summon an Ordinary Shareholders’ Meeting for April 28, 2015 at 11:30 a.m., to be held at Hotel Intercontinental, located at Av. Vitacura N° 2885, Vitacura, Santiago, Chile.

The purpose of this Meeting is for the shareholders to acknowledge and rule the following issues

             1.      Approval of the Annual Report, Financial Statements and Reports of the External Auditors and Account Inspectors for the fiscal year ended December 31, 2014.

2.         Profit distribution for the period and dividend payment.

3.         Election of the Board of Directors.

4.         Setting the Directors’ compensation .

5.         Setting the compensation of the Directors’ Committee and the approval of its 2015 budget.

6.         Information on the Board of Directors’ Expenses, and the Annual Report on Management, Activities and Expenses of the Directors’ Committee.

7.         Appointment of an external auditing firm governed by Title XXVIII of the Securities Market Law 18,045.

8.         Election of two Account Inspectors and their alternates, as well as their compensation.

9.         Appointment of Risk Rating Agencies.

10.      Approval of the Investment and Financing Policy.

11.      Information on the Company’s Dividend Policy and procedure for dividends distribution.

12.      Information regarding agreements adopted by the Board of Directors in connection with transactions or contracts governed by Title XVI of the Chilean Companies Act Law 18,046.

13.      Information regarding processing, printing and delivery costs for the information required by Resolution N°1,816 of the Superintendence of Securities and Insurance.

14.      Other matters of interest and competence of the Ordinary Shareholders’ Meeting.

15.      Adoption of all the other resolutions needed for the proper implementation of the above mentioned resolutions.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:         Santiago Stock Exchange

Electronic Stock Exchange

Valparaíso Stock Exchange

Risk Classification Commission

Local Bondholders Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 5, 2015